# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### December 21, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Genencor International, Inc.

### File No. 000-31167- CF#26059

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Danisco US Inc. (successor to Genencor International, Inc.) submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information Genencor International, Inc. excluded from the Exhibits to a Form 10-K filed on March 14, 2005.

Based on representations by Danisco US Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18        through March 16, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel